

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Mikhail Bukshpan
President, Treasurer, Secretary and Director
Toucan Interactive Corp.
Sabanilla de Montes de Oca
Urbanizacion Carmiol, Casa 254
San Jose, Costa Rica

> **Re: Toucan Interactive Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 16, 2014**
> **File No. 333-195267**

Dear Mr. Bukshpan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to comment 1 in our prior letter dated June 19, 2014. Please revise the prospectus cover page to state prominently that you are considered a shell company.

Summary Financial Information, page 7

2.   Please update your financial information for the completion of your most recent fiscal quarter.

Management's Discussion and Analysis of Plan of Operation, page 14

3.   In the second paragraph of your Technology discussion on page 20 you state that you believe that your cash balance of $677 at May 31, 2014 will last another 2 to 3 months. However, we note that you incurred $3,323 in general expenses during the three months ended May 31, 2014. Please tell us and expand your results of operations discussion to disclose the nature of the general expenses of $3,323 incurred, and reconcile these disclosures.

Dilution, page 14

4.   We note your response to comment 5. We are still unable to recalculate your revised pro forma net tangible book value per share. Please provide us with your calculation. Also, please update for the completion of your most recent fiscal quarter.

Note 1. Organization and Nature of Business, page 42

5.   We note your response to comment 9. However, you continue to reference event organizing and promoting in your disclosure. Please revise or advise us.

        You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Krebs, for

                                                Larry Spirgel
                                                Assistant Director

cc: Via E-mail
        John T. Root, Jr.